

July 26, 2010

Thomas Morgan
Chief Executive Officer
Infrastructure Developments Corp.
13800 Coppermine Road, 2nd Floor
Herndon, Virginia 20171

> **Re:** **Infrastructure Developments Corp (formerly 1st Buy and Sell Ltd.)**
> **Form 10-K for the Fiscal Year Ended June 30, 2009**
> **Form 10-Q for the Fiscal Quarters Ended September 30, 2009, December 30, 2009, and March 31, 2010**
> **File No. 000-52936**

Dear Mr. Morgan:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Cicely LaMothe
Accounting Branch Chief